EXHIBIT 12

EXELIS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIO)	2012	2011	2010	2009	2008	2007
Earnings
Income from continuing operations before income tax expense	$256	$537	$696	$700	$657	$438
Add Fixed Charges
Interest expense	20	10	—	1	2	—
Interest component of rental expense (a)	8	15	14	14	13	8
Total earnings available for fixed charges	$284	$562	$710	$715	$672	$446
Total Fixed Charges	$28	$25	$14	$15	$15	$8
Ratio of earnings to fixed charges	10.1	22.5	50.7	47.7	44.8	55.8

(a)	Represents the portion of operating leases which management believes is a reasonable representation of an interest factor.